

June 25, 2013

Via E-mail
Peter F. Collins
Chief Financial Officer
True Religion Apparel, Inc.
2263 East Vernon Avenue
Vernon, CA 90058

> **Re:** **True Religion Apparel, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed June 25, 2013**
> **File No. 000-51483**

Dear Mr. Collins:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 27

1.   We note your response to comment 5 in our letter dated June 21, 2013, and we reissue, in part, the comment. While the disclosure on page 37 discusses that the Special Committee determined that PIPE transaction was not in the best interests of the Company, please clarify the reasons why the Special Committee did not consider a PIPE transaction to be the best option. For example, please clarify what you mean when you state that parties expressed a general desire for increased down-side protection and describe why a PIPE transaction could not offer such protection.

2.   Also, while we note your disclosure on page 33 regarding how a special dividend or self-tender offer was determined to be detrimental to the sales process and not to be in the best interest of the shareholders prior to the beginning of 2013, it appears from the disclosure on page 39 that such options were again discussed at the Special Committee meeting on March 8, 2013. Please revise to address why the Special Committee did not

consider the special dividend or self-tender to be in the best interest of investors at that time.

3.   We note your response to comment 13 in our letter dated June 21, 2013 and the related disclosure on page 40. With a view toward greater disclosure, please tell us whether Mr. Lubell's termination related to or resulted from your ongoing merger discussions with various parties.

Interests of Certain Persons in the Merger, page 71

4.   We note your response to comment 13 in our letter dated June 21, 2013 and your related disclosure on page 40 that Mr. Lubell will have a continuing consultancy agreement with the Company after the transaction closes. Within this section, please describe the consultancy fees which will continue to be paid to Mr. Lubell after the consummation of the merger. See Item 5(a) of Schedule 14A.

        Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any questions.

                                                        Sincerely,

                                                        /s/ Brigitte Lippmann (for)

                                                        John Reynolds
                                                        Assistant Director

cc: Dennis J. Block
        Greenberg Traurig, LLP